Exhibit 99.66

HudBay and Lundin announce friendly business combination

Transaction creates a new Canadian leader in mining

Toronto, Ontario, November 21, 2008 – HudBay Minerals Inc. (“HudBay”) (TSX: HBM) and Lundin Mining Corporation (“Lundin”) (TSX: LUN; OMX: LUMI; NYSE: LMC) are pleased to announce that they have agreed to a business combination (the “Transaction”) that will create a new Canadian leader in global mining.

The Transaction will be structured as a plan of arrangement under the Canada Business Corporations Act.

HIGHLIGHTS OF THE TRANSACTION

•	On completion of the Transaction, each Lundin common share will be automatically exchanged for 0.3919 HudBay common shares, and Lundin will become a wholly-owned subsidiary of HudBay.

•

The consideration Lundin shareholders will receive pursuant to the Transaction represents approximately a 32.0% premium over Lundin’s 30 day volume weighted average trading price on the TSX based on HudBay’s 30 day volume weighted average trading price on the TSX.

•	On completion of the Transaction, HudBay will have approximately 306 million common shares outstanding.

•	The CEO of the resulting company will be Allen J. Palmiere.

•	The boards of directors of both companies have approved the Transaction with all voting members in favour.

CREATING A NEW CANADIAN LEADER IN GLOBAL MINING

After the combination, HudBay is expected to be the second largest base metals company in Canada measured by market capitalization. It will have a broad portfolio of producing assets in Canada, Portugal, Sweden, Spain, and Ireland, along with a strong growth pipeline that includes the world-class Tenke Fungurume and Fenix projects, located in the Democratic Republic of Congo and Guatemala, respectively.

Following the completion of the Transaction, the combined company’s profile will include:

•	Combined 2007 actual metal production of 187,115 tonnes of copper, 278,289 tonnes of zinc, 44,560 tonnes of lead, 3,270 tonnes of nickel, 102,587 ounces of gold, and 4,184,536 ounces of silver.

•	Cash on hand of approximately C$900 million and total debt of approximately US $240 million based on reported amounts at September 30, 2008.

•	The financial strength to capitalize on opportunities arising from turbulent markets.

•	A strong management team and an experienced board.

“The combination of HudBay and Lundin creates a company that is financially strong, has excellent internal growth projects, and has the size and strength to take advantage of opportunities over the next 18 months,” said Phil J. Wright, president and chief executive officer of Lundin. “This arrangement is in the best interest of Lundin shareholders, and I look forward to making a contribution toward building what has the potential to be a major new Canadian mining house.”

“We’re excited to create a Canadian base metals company that we believe will be a major presence on the world stage,” added Allen J. Palmiere, chief executive officer of HudBay. “We will continue to grow the company with discipline, and use its financial strength with a view to creating future value for all of our shareholders.”

Following the completion of the transaction, HudBay’s board will be composed of Allen J. Palmiere, Philip J. Wright, Lukas Lundin, M. Norman Anderson, Colin K. Benner, Donald K. Charter, Ronald P. Gagel, R. Peter Gillin, and William A. Rand.

PRIVATE PLACEMENT AND LOAN

In connection with the Transaction, HudBay and Lundin have entered into a loan agreement, pursuant to which HudBay will lend Lundin approximately C$135,800,000 on a subordinated basis. Lundin will use the proceeds of the loan to fund capital investments and other general corporate purposes. HudBay and Lundin have also entered into a share purchase agreement, pursuant to which HudBay will acquire approximately 97.0 million common shares of Lundin, representing approximately 19.9% of Lundin’s outstanding common shares, at a price of C$1.40 per share in a private placement for total gross proceeds to Lundin of approximately C$135,800,000. The proceeds of the private placement will be used to repay the loan. Completion of the private placement of the Lundin common shares is subject to the satisfaction of certain regulatory requirements.

BOARD RECOMMENDATION

The Transaction has been approved by the board of directors of Lundin (with interested directors abstaining), following the unanimous recommendation of a special committee comprised of independent Lundin directors. The board of directors of Lundin recommends that holders of Lundin shares vote in favour of the Transaction. The Transaction has also been approved by the board of directors of HudBay.

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News Release: HudBay and Lundin announce friendly business combination

The definitive agreement includes a commitment by Lundin not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Lundin has agreed to pay a break fee of C$24,250,000 to HudBay in certain circumstances and has granted HudBay the right to match competing offers. HudBay has also agreed to non-solicitation provisions.

In addition to the 19.9% ownership to be acquired by HudBay pursuant to the private placement, certain shareholders holding approximately 21.1% of the outstanding Lundin shares, as well as certain directors and officers of Lundin have agreed to vote in favour of the Transaction.

ADVISORS AND FAIRNESS OPINIONS

GMP Securities L.P. (“GMP”) is acting as financial advisor to the Special Committee of the board of directors of HudBay (the “Special Committee”) and GMP has provided an opinion to the Special Committee of HudBay that, subject to certain assumptions and limitations set out therein, the proposed Transaction is fair, from a financial point of view, to HudBay shareholders. Haywood Securities Inc. has provided an opinion to the Special Committee of the board of directors of Lundin that, subject to their assumptions and limitations and their review and analysis of current market conditions, the consideration to be received by the shareholders of Lundin in connection with the Transaction is fair, from a financial point of view. Cassels Brock & Blackwell LLP and White & Case LLP are acting as external legal counsel to HudBay and Osler Hoskin & Harcourt LLP, Shearman & Sterling LLP, and McCullough O’Connor are acting as external legal counsel to Lundin. Fraser Milner Casgrain LLP are acting as external legal counsel to the Special Committee of HudBay.

CLOSING

Completion of the Transaction is subject to customary conditions, including a favourable vote of two-thirds of the Lundin common shares voted at a special meeting of shareholders called to approve the Transaction, and the receipt of court and all necessary regulatory approvals.

An information circular for the special shareholders’ meeting of Lundin is expected to be mailed during the first quarter of 2009. The Transaction is expected to close prior to May 30, 2009.

CONFERENCE CALL

Allen J. Palmiere, HudBay’s CEO, and Phil J. Wright, president and CEO of Lundin Mining, will host a joint conference call to discuss this Transaction. The details are as follows:

Date:	November 21, 2008
Time:	2:00 pm (Eastern Time)
Webcast:	www.hudbayminerals.com or www.lundinmining.com
Dial in:	416-644-3415 or 800-733-7571
Replay:	416-640-1917 or 877-289-8525
Replay Pass code:	21290286#

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News Release: HudBay and Lundin announce friendly business combination

The conference call replay will be available until midnight (Eastern Time) on November 28, 2008. An archived audio webcast of the call also will be available on HudBay’s and Lundin’s websites.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

ABOUT LUNDIN MINING

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

CORPORATE CONTACT INFORMATION

Annemarie Brissenden

Manager, Investor Relations

HudBay Minerals Inc.

+1-416-362-0615

Sophia Shane

Investor Relations North America

Lundin Mining Corporation

+1-604-689-7842

Josh Crumb

Senior Business Analyst

Lundin Mining Corporation

+1-416-342-5565

Robert Eriksson

Investor Relations Sweden

Lundin Mining Corporation

+46-701-112615

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News Release: HudBay and Lundin announce friendly business combination

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and Lundin and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Lundin available at www.sedar.com, and the Annual Report on Form 40-F for the year ended December 31, 2007 of Lundin available at www.sec.gov. Although HudBay and Lundin have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Lundin undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

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News Release: HudBay and Lundin announce friendly business combination